Morgan Stanley Dean Witter Charter Series
Monthly Report
June 2000

Dear Limited Partner:

The Net Asset Value per Unit for each of the three Morgan Stanley Dean Witter Charter Funds as of June 30, 2000 was as follows:

Funds                    N.A.V.                       % change for month
Charter Graham           $  8.91                         -5.42%
Charter Millburn         $  8.27                         -4.71%
Charter Welton           $  7.83                         -2.63%

In general, the performance disparity between the Funds in the Charter Series is due to the portfolio structure and trading philosophy unique to each fund. Charter Graham experienced difficulty in global interest rate futures trading, particularly from short eurodollar futures positions, in the currency markets, from short Canadian dollar and Australian dollar positions and in the agricultural markets, from long corn futures positions. Charter Millburn recorded losses primarily in the currency markets from short-term volatility in the euro and in the metals markets from short positions in aluminum and gold futures. Charter Welton also experienced losses in the currency markets from short Japanese yen and euro positions, but was able to mitigate these losses by recording gains in the agricultural markets from short corn futures positions. Each of the Funds within the Charter Series were able to mitigate their losses by recording gains in the energy markets from long positions in crude oil futures.

Charter Graham

The Fund decreased in value during June due primarily to losses recorded in the global interest rate futures markets from short eurodollar futures positions as prices moved higher amid signs that U.S. economic growth has slowed and the prospects of additional interest rate hikes by the Federal Reserve are fading. In the currency markets, losses were experienced from short Canadian dollar positions as its value strengthened versus the U.S. dollar on Canada's stronger-than-expected quarterly GDP data. Additional losses were recorded from short positions in the Australian dollar as its value strengthened versus the U.S. dollar on stronger gold prices and the perception that U.S. interest rates may have topped in the near-term. In the agricultural markets, losses resulted from long corn futures positions as prices fell due to heavy rain and cooler temperatures in the major corn producing regions. Smaller losses were recorded in the global stock index futures markets from short positions in Nikkei Index futures as Japanese equity prices reversed higher, after trending lower during the second half of April and throughout May, due to strong performance in the technology sector. A portion of these losses was offset by gains recorded in the energy markets from long futures positions in crude oil and its related products as the previous upward movement in oil prices reemerged amid rising concerns regarding supplies and production levels. Additional gains were recorded in the soft commodities markets from long positions in sugar futures as sugar prices trended to 22-month highs due to strong demand and declining production from Brazil.

Charter Millburn

The Fund decreased in value during June due primarily to losses recorded in the currency markets from short-term volatility in the value of the euro. Losses were experienced in early June from short euro positions as its value strengthened versus the U.S. dollar after the European Central Bank ("ECB") raised interest rates and on persistent evidence of economic strengthening in the Eurozone. Newly established long positions in the euro resulted in additional losses later in the month as the value of the euro weakened versus the U.S. dollar on expectations that the ECB will pause from raising interest rates in coming months. In the metals markets, losses were recorded from short aluminum futures positions as prices reversed sharply higher at mid-month on institutional buying and fears that U.S. capacity could be hit further by power shortages. Additional losses were experienced from short gold futures positions as gold prices increased in reaction to the U.S. dollar's weakness and the Federal Open Market Committee's decision to leave interest rates unchanged. In the global interest rate futures markets, losses resulted from short eurodollar futures positions as prices moved higher amid signs that U.S. economic growth has slowed and the prospects of additional interest rate hikes by the Federal Reserve are fading. In the global stock index futures markets, smaller losses were incurred from short positions in Topix Index futures as Japanese equity prices reversed higher due to strong performance in the technology sector. A portion of these losses was offset by gains recorded in the energy markets from long futures positions in crude oil and its related products as the previous upward movement in oil prices reemerged amid rising concerns regarding supplies
and production levels.   Additional gains were recorded in the soft
commodities markets from long positions in sugar futures as sugar prices trended to 22-month highs due to strong demand and declining production from Brazil.

Charter Welton

The Fund decreased in value during June due primarily to losses recorded in the currency markets from short positions in the Japanese yen as the U.S. dollar weakened due to the perception that U.S. interest rates may have topped in the near-term and data suggesting that economic growth in the U.S. may finally be slowing. Short-term volatility in the value of the euro, amid questions regarding the future of interest rates in the Eurozone, resulted in additional currency losses. In the global stock index futures markets, losses were experienced from long DAX Index futures positions as European stock index futures prices decreased after the European Central Bank's aggressive interest rate hike. In the metals markets, losses resulted from short aluminum futures positions as prices reversed sharply higher at mid-month on institutional buying and fears that U.S. capacity could be hit further by power shortages. Smaller losses were experienced in the global interest rate futures markets from short eurodollar futures positions as prices moved higher amid signs that U.S. economic growth has slowed and the prospects of additional interest rate hikes by the Federal Reserve are fading. A portion of these overall losses was offset by gains in the energy markets from long futures positions in crude oil and its related products as the previous upward movement in oil prices reemerged amid rising concerns regarding supplies and production levels. In the agricultural markets, gains were recorded from short corn futures positions as prices fell due to heavy rain and cooler temperatures in the major corn producing regions. Smaller gains were experienced in the soft commodities markets from short coffee futures positions as coffee prices remained under pressure.

Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation at Two World Trade Center, 62nd Floor New York, NY 10048, or your Morgan Stanley Dean Witter Financial Advisor.

I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is not a guarantee of future results.

Sincerely,


Robert E. Murray
Chairman
Demeter Management Corporation
General Partner

MORGAN STANLEY DEAN WITTER CHARTER SERIES

Historical Fund Performance

Presented below is the percentage change in Net Asset Value per Unit from the start of every calendar year for each Fund in the Morgan Stanley Dean Witter Charter Series. Also provided is the inception-to-date return and the annualized return since inception for each fund. PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

Charter Graham

Year                Return

1999 (10 months)                2.9%
2000 (6 months)               -13.4%

Inception-to-Date Return:     -10.9%
Annualized Return:        -8.3%
_________________________________________________________________
___________________________

Charter Millburn

Year                Return

1999 (10 months)               -7.2%
2000 (6 months)               -10.9%

Inception-to-Date Return:                 - 17.3%
Annualized Return:               -13.3%
_________________________________________________________________
___________________________

Charter Welton

Year                Return

1999 (10 months)               -12.3%
2000 (6 months)                -12.3%

Inception-to-Date Return:           -21.7%
Annualized Return:       - 16.7%
_________________________________________________________________
___________________________

Morgan Stanley Dean Witter Charter Series
Statements of Operations
For the Month Ended June 30, 2000
(Unaudited)
                                                     Morgan Stanley Dean Witter
Charter Graham L.P.   Morgan Stanley Dean Witter Charter Millburn L.P.
                                        Percent of                    Percent of
                                        June 1, 2000                  June 1,
2000
Beginning                                              Beginning
                                 Amount Net Asset Value               Amount
Net Asset Value
                                     $        %                   $
%
REVENUES
Trading profit (loss):
  Realized                       (424,531)            (1.98)
304,562                           1.23
  Net change in unrealized       (669,814)            (3.12)
(1,394,442)                      (5.65)

  Total Trading Results        (1,094,345)            (5.10)
(1,089,880)                      (4.42)
Interest Income (DWR)              94,069              0.44
112,682                           0.46

  Total Revenues               (1,000,276)            (4.66)
(977,198)                        (3.96)

EXPENSES
Brokerage fees (DWR)              125,042              0.59
143,988                           0.58
Management fees                    35,726              0.17
41,139                            0.17

  Total Expenses                  160,768              0.76
185,127                           0.75

NET LOSS                       (1,161.044)            (5.42)
(1,162,325)                      (4.71)

Morgan Stanley Dean Witter Charter Series
Statements of Changes in Net Asset Value
For the Month Ended June 30, 2000
(Unaudited)
                    Morgan Stanley Dean Witter Charter Graham L.P.       Morgan
Stanley Dean Witter Charter Millburn L.P.
                       Units          Amount    Per Unit                   Units
Amount      Per Unit
                                           $          $
$            $
Net Asset Value,
  June 1, 2000         2,274,322.031  21,435,816     9.43
2,843,181.554   24,683,527     8.68
Net Loss                      -       (1,161,044)   (0.52)                    -
(1,162,325)                   (0.41)
Redemptions              (42,374.885)   (377,560)    8.91
(43,837.630)    (362,537)      8.27
Subscriptions             46,445.718     413,831     8.91
71,532.443      591,573        8.27

Net Asset Value,
  June 30, 2000        2,278,392,864  20,311,043     8.91
2,870,876.357   23,750,238     8.27

The accompanying notes are an integral part of these financial statements.

Morgan Stanley Dean Witter Charter Series
Statements of Operations
For the Month Ended June 30, 2000
(Unaudited)
                                                             Morgan Stanley Dean
Witter Charter Welton L.P.
                                        Percent of
                                        June 1, 2000
                                        Beginning
                                 Amount Net Asset Value
                                   $          %
REVENUES
Trading profit (loss):
  Realized                        242,243               1.06
  Net change in unrealized       (780,098)     (3.40)

  Total Trading Results          (537,855)            (2.34)
Interest Income (DWR)             106,154              0.46

  Total Revenues                 (431,701)            (1.88)

EXPENSES
Brokerage fees (DWR)              133,718              0.58
Management fees                    38,204              0.17

  Total Expenses                  171,922              0.75

NET LOSS                         (603,623)            (2.63)

Morgan Stanley Dean Witter Charter Series
Statements of Changes in Net Asset Value
For the Month Ended June 30, 2000
(Unaudited)
                      Morgan Stanley Dean Witter Charter Welton L.P.
                       Units          Amount       Per Unit
                                           $          $
Net Asset Value,
  June 1, 2000         2,850,026.138    22,923,103          8.04
Net Loss                       -          (603,623)        (0.21)
Redemptions              (52,755.687)   (413,077)      7.83
Subscriptions             48,825.179     382,301       7.83

Net Asset Value,
  June 30, 2000        2,846,095.630  22,288,704        7.83

The accompanying notes are an integral part of these financial statements.

Morgan Stanley Dean Witter Charter Series
Notes to Financial Statements
(Unaudited)

1.  Summary of Significant Accounting Policies

Organization - Morgan Stanley Dean Witter Charter Graham L.P. ("Charter Graham"), Morgan Stanley Dean Witter Charter Millburn L.P. ("Charter Millburn"), and Morgan Stanley Dean Witter Charter Welton L.P. ("Charter Welton"), (individually, a "Partnership", or collectively, the "Partnerships") are limited partnerships organized to engage primarily in the speculative trading of futures and forward contracts, options on futures contracts and on physical commodities and other commodity interests, including foreign currencies, financial instruments, metals, energy, and agricultural products (collectively, "futures interests").

The Partnerships commenced operations on March 1, 1999. The general partner of each Partnership is Demeter Management Corporation ("Demeter"). The non-clearing commodity broker is Dean Witter Reynolds, Inc. ("DWR") and an unaffiliated clearing commodity broker, Carr Futures Inc. ("Carr"), provides clearing and execution services. Demeter and DWR are wholly-owned subsidiaries of Morgan Stanley Dean Witter & Co.

Demeter is required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) are shared by Demeter and Limited Partners based on their proportional ownership interests.

Use of Estimates - The financial statements are prepared in accordance with generally accepted accounting principles, which require management to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are precident and reasonable. Actual results could differ from those estimates.

Revenue Recognition - Futures interests are open commitments until settlement date. They are valued at market on a daily basis and the resulting net change in unrealized gains and losses is reflected in the change in unrealized profit (loss) on open contracts from one period to the next in the statements of operations. Monthly, DWR credits each Partnership with interest income on 100% of its average daily funds held in its individual account at DWR at a rate equal to that earned by DWR on its U.S. Treasury bill investments. Carr also credits DWR with the interest income earned in respect to the Partnerships' Net Assets maintained in trading accounts at Carr. DWR in turn credits each Partnership with 100% of the interest income received from Carr. For purposes of such interest payments Net Assets do not include monies due the Partnerships on forward contracts and other futures interests, but not actually received.

Net Income (Loss) per Unit - Net income (loss) per unit of limited partnership interest ("Unit(s)") is computed using the weighted average number of Units outstanding during the period.

Brokerage and Related Transaction Fees and Costs - Each Partnership pays a flat-rate monthly brokerage fee of 1/12 of 7% of its Net Assets as of the first day of each month (a 7% annual rate). Such fees currently cover all brokerage commissions, transaction fees and costs and ordinary administrative and offering expenses.

Operating Expenses - The Partnerships incur monthly management fees and may incur incentive fees. Demeter bears all other operating expenses.

Income Taxes - No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.

Distributions - Distributions, other than redemptions of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date.

Morgan Stanley Dean Witter Charter Series
Notes to Financial Statements
(Concluded)

Continuing Offering - Units of each Partnership are offered at a price equal to 100% of the Net Asset Value per Unit at monthly closings held as of the last day of each month.

Redemptions - Limited partners may redeem some or all of their Units as of the last day of the sixth month following the closing at which a person first becomes a Limited Partner. Redemptions may only be made in whole Units, with a minimum of 100 Units required for each redemption, unless a Limited Partner is redeeming his entire interest in the Partnership.

Units redeemed on or prior to the last day of the twelfth month from the date of purchase will be subject to a redemption charge equal to 2% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twelfth month and on or prior to the last day of the twenty-fourth month from the date of purchase will be subject to a redemption charge equal to 1% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twenty-fourth month from the date of purchase will not be subject to a redemption charge.

Exchanges - On the last day of the first month which occurs more than 180 days after a person first becomes a Limited Partner in any of the Partnerships, and at the end of each month thereafter, Limited Partners may transfer their investment among the Partnerships (subject to certain restrictions outlined in the Limited Partnership Agreements) without paying additional charges.

Dissolution of the Partnership - Each Partnership will terminate on December 31, 2035 or at an earlier date if certain conditions occur as defined in each partnership's Limited Partnership Agreement.

2.  Related Party Transactions

Each Partnership pays brokerage fees to DWR as described in Note 1. Each Partnership's cash is on deposit with DWR and Carr in futures interests trading accounts to meet margin requirements as needed. DWR pays interest on these funds as described in Note 1.

3.  Trading Advisors

Demeter, on behalf of each Partnership, retains certain commodity trading advisors to make all trading decisions for the Partnerships. The trading advisors for each Partnership are as follows:

Morgan Stanley Dean Witter Charter Graham L.P.
  Graham Capital Management L.P.

Morgan Stanley Dean Witter Charter Millburn L.P.
  Millburn Ridgefield Corporation

Morgan Stanley Dean Witter Charter Welton L.P.
  Welton Investment Corporation

Compensation to the trading advisors by the Partnerships consists of a management fee and an incentive fee as follows:

Management Fee - Each Partnership pays a flat-rate monthly fee of 1/12 of 2% of the Net Assets under management by each trading advisor as of the first day of each month (a 2% annual rate).

Incentive Fee - Each Partnership pays a monthly incentive fee equal to 20 % of trading profits as of the end of each calendar month. Trading profits represent the amount by which profits from futures, forward and options trading exceed losses after brokerage and management fees are deducted. When a trading advisor experiences losses with respect to Net Assets as of the end of a calendar month, the trading advisor must earn back such losses before that trading advisor is eligible for an incentive fee in the future.